Exhibit 1.A.(5)(a)(iii)

ADJUSTABLE TERM INSURANCE RIDER

This rider is a part of the policy to which it is attached if this rider is shown in the Schedule. This rider must be read with all policy provisions. This rider does not participate in our surplus earnings. The insured under this rider is listed in the Schedule. This rider has no loan value. There is no surrender charge applicable to this rider. The rider effective date is the policy date or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us. The owner of the policy is the owner of this rider.

THE DEATH BENEFIT. Subject to this rider's terms, we will pay the term death benefit in force on the date of the insured's death. This benefit is payable to the beneficiary.

The amount of term death benefit is the difference between the total death benefit and the base death benefit provided by the policy. Total death benefit depends on which death benefit option is in effect.

Option A: If option A is in effect, the total death benefit is the greater of
  The target death benefit; or
  The account value multiplied by the appropriate factor from the Death Benefit Factors shown in the Schedule.
Option B: If option B is in effect, the total death benefit is the greater of:
  The target death benefit plus the account value; or
  The account value multiplied by the appropriate factor from the Death Benefit Factors shown in the Schedule.

In no event will the term death benefit be less than zero. It is also not increased or decreased by policy loan activity.

In your application for this rider you may request a pattern of increasing or decreasing target death benefits. The actual target death benefit is subject to our approval.

The target death benefit is shown in the Schedule attached to your policy. It may be a constant amount or it may change at the beginning of a policy year. The target death benefit may be reduced if there is a partial withdrawal.

If a partial withdrawal reduces the stated death benefit, the target death benefit for the current year and all future years will be reduced by an amount equal to the reduction in the stated death benefit. You will receive a new Schedule reflecting the new target death benefit. See your policy for details. The stated death benefit is defined in your policy.

Any requested decrease in the stated death benefit in the policy will eliminate any future scheduled increases in the target death benefit. We may choose not to eliminate these increases upon submission of evidence satisfactory to us that the insured is still insurable according to our normal rules of underwriting for the current premium class.

COST OF INSURANCE. The cost of insurance for this rider is determined on a monthly basis. The cost is added to the policy's monthly deduction from the account value as of each monthly processing date until this rider terminates. The cost of insurance rates will be determined by us from time to time. They will be based on the issue age, and premium class of the insured as well as the duration since the rider

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effective date. The cost of insurance for this rider is calculated as the monthly cost of insurance rate multiplied by the death benefit (in thousands) for this rider. The monthly guaranteed maximum cost of insurance rates per $1,000 for this rider are shown in the Schedule on the applicable table of guaranteed rates attached to your policy.

INCONTESTABILITY. After this rider has been in force while the insured is alive for two years from the rider effective date, we will not contest the statements in the application for this rider attached at the time the rider is issued.

After this rider has been in force while the insured is alive for two years from the effective date of any increase in the amount of insurance, we will not contest the statements in the application for the increase.

After this rider has been in force while the insured is alive for two years from the effective date of any reinstatement of this rider, we will not contest the statements in the application for such reinstatement of this rider.

SUICIDE EXCLUSION. If the policy terminates for suicide, this rider will then terminate without value.

If the insured commits suicide, while sane or insane, within two years of the rider effective date and the policy is not terminated due to this suicide, we will terminate this rider and make a limited payment to the beneficiary for the rider. We will pay in one sum the amount of the cost of insurance for this rider which was deducted from the policy.

If the insured commits suicide, while sane or insane, within two years of the effective date of an increase and the policy is not terminated due to this suicide, we will terminate the increase and pay the cost of insurance associated with the increase.

MISSTATEMENT OF AGE OR GENDER. If the insured's age or gender has been misstated, the death benefit will be adjusted. The death benefit will be that which the cost of insurance which was deducted from the policy value on the last monthly processing date prior to the death of the insured would have purchased for the insured's correct age or gender.

CHANGE IN AMOUNT OF COVERAGE. You may request that the target death benefit be increased or decreased by sending a written request to our Customer Service Center. Decreases are not allowed before the first rider anniversary. Increases to the target death benefit may be requested on the first monthly processing date following this rider's effective date. Any request for increased death benefits will automatically be an increase to the stated death benefit as well as to the target death benefit unless you specifically request an increase only to the target death benefit. You may increase or decrease the target death benefit only once each policy year. You may not increase insurance coverage provided by this rider after attained age 85. Any change in coverage may not be for an amount less than $1,000. Such change is subject to the following conditions:

Any requested decrease in target death benefit is subject to our approval. Our approval may be conditioned on eliminating any future increases to the target death benefit that are shown in the Schedule.

  Any request for an increase must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured is still insurable according to our normal rules of underwriting for the current premium class for this type of rider. If there is no change in premium class, the increase will be processed.

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  For any increase or addition to coverage, the effective date will be the monthly processing date that falls on or next follows the date the supplemental application is approved by us. For any decrease in coverage, the effective date will be the monthly processing date that falls on or next follows receipt of the written request to reduce coverage.
  Any decrease in the total death benefit will first reduce adjustable term insurance before stated death benefit is reduced.

For any change in coverage, a supplemental Schedule will be issued.

TERMINATION. This rider will terminate on the earliest of the following dates:

  Expiration of the grace period of the policy.
  Termination or surrender of the policy.
  Receipt by us of a written request from you to cancel this rider on any monthly processing date.
  Policy anniversary nearest the insured's 100th birth date.
  When this policy is kept in force under the Guaranteed Minimum Death Benefit provision.

Any deduction for the cost of insurance after termination of this rider will not be considered a reinstatement of this rider nor a waiver by us of the termination. Any such deduction will be credited to the account value of the policy as of the date of the deduction.

REINSTATEMENT. If you reinstate your policy under the Reinstatement provision in the policy, this rider will be reinstated.

Signed for the company at Denver, Colorado

SOUTHLAND LIFE INSURANCE COMPANY

SECRETARY

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ADJUSTABLE TERM INSURANCE RIDER SCHEDULE
TABLE OF TARGET DEATH BENEFITS AND GUARANTEED MONTHLY MAXIMUM COST
OF TERM INSURANCE RATES PER $1,000 OF INSURANCE

POLICY YEAR	TARGET DEATH BENEFIT	GUARANTEED MONTHLY RATES	POLICY YEAR	TARGET DEATH BENEFIT	GUARANTEED MONTHLY RATES
1	250,000.00	0.17583	29	250,000.00	1.78250
2	250,000.00	0.18417	30	250,000.00	1.98167
3	250,000.00	0.19583	31	250,000.00	2.20083
4	250,000.00	0.20833	32	250,000.00	2.43750
5	250,000.00	0.22333	33	250,000.00	2.69417
6	250,000.00	0.23833	34	250,000.00	2.96917
7	250,000.00	0.25750	35	250,000.00	3.26917
8	250,000.00	0.27583	36	250,000.00	3.60750
9	250,000.00	0.29833	37	250,000.00	4.05333
10	250,000.00	0.32000	38	250,000.00	4.43333
11	250,000.00	0.34583	39	250,000.00	4.94167
12	250,000.00	0.37417	40	250,000.00	5.51250
13	250,000.00	0.40417	41	250,000.00	6.12500
14	250,000.00	0.43667	42	250,000.00	6.77750
15	250,000.00	0.47333	43	250,000.00	7.46250
16	250,000.00	0.51167	44	250,000.00	8.17417
17	250,000.00	0.55750	45	250,000.00	8.92917
18	250,000.00	0.61083	46	250,000.00	9.75750
19	250,000.00	0.67000	47	250,000.00	10.67917
20	250,000.00	0.73833	48	250,000.00	11.72083
21	250,000.00	0.81500	49	250,000.00	12.89500
22	250,000.00	0.89917	50	250,000.00	14.17833
23	250,000.00	0.98833	51	250,000.00	15.54167
24	250,000.00	1.08583	52	250,000.00	16.95833
25	250,000.00	1.19500	53	250,000.00	18.41583
26	250,000.00	1.31667	54	250,000.00	19.88417
27	250,000.00	1.45250	55	250,000.00	21.38417
28	250,000.00	1.60667	56	250,000.00	22.93667

ADJUSTABLE TERM INSURANCE RIDER SCHEDULE
TABLE OF TARGET DEATH BENEFITS AND GUARANTEED MONTHLY MAXIMUM COST
OF TERM INSURANCE RATES PER $1,000 OF INSURANCE

POLICY YEAR	TARGET DEATH BENEFIT	GUARANTEED MONTHLY RATES	POLICY YEAR	TARGET DEATH BENEFIT	GUARANTEED MONTHLY RATES
57	250,000.00	24.56667
58	250,000.00	26.32833
59	250,000.00	28.29500
60	250,000.00	30.79667
61	250,000.00	34.37083
62	250,000.00	40.05750
63	250,000.00	50.02083
64	250,000.00	67.50000
65	250,000.00	83.33333
66	250,000.00	83.33333

REFER TO YOUR RIDER FOR MORE INFORMATION.